

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Tie Li
Director and Chief Financial Officer
Li Auto Inc.
11 Wenlian Street
Shunyi District, Beijing 101399
People's Republic of China

> **Re: Li Auto Inc.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted November 27, 2020**
> **CIK No. 0001791706**

Dear Mr. Li:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Z. Julie Gao